Edwin D. Johnson
Executive Vice President and Chief Financial Officer
September 4, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Mail Stop 7010

ATTENTION:	Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance

CC:	Ryan Rohn
Staff Accountant
Division of Corporation Finance
Ladies and Gentlemen:

Re:	Waste Services, Inc. File No. 000-25955 Form 10-K for the Fiscal Year ended December 31, 2006 Form 10-Q for the Quarterly Period ended June 30, 2007
Set forth below are the responses of Waste Services, Inc. (collectively, “we”, “us”, “our”) to the comments of the Staff of the Securities and Exchange Commission regarding the above-referenced filings as set forth in the letter dated August 20, 2007 (the “Comment Letter”). For your convenience, we have repeated each of the comments set forth in the Comment Letter, numbered them to correspond to the numbering in the Comment Letter and followed each comment with our response.
Form 10-K for the Fiscal Year ended December 31, 2006
Note 15, Page F-38
1.     We have the following comments regarding your income taxes:
•	We note your income tax provision as a percentage of loss from continuing operations before income taxes is 37.4%, 31.7% and 18.9% for the years

•	It is not clear why income tax expenses are being recognized. Please explain to us specifically the significant fluctuations in your effective tax rate for the last three years and through June 30, 2007.

•	In consideration of your pre-tax losses for the past three years for your continuing U.S. operations, please explain to us why you have recorded federal and state deferred taxes over the past three years. Please clarify why a full valuation allowance against US NOL’s is recorded rather than a valuation allowance for merely the amount exceeding the U.S. deferred tax liability.

•	We note your disclosure that pre-tax loss from your continuing U.S. operations was $49.1 million, $53.1 million and $50.1 million for the years ended December 31, 2006, 2005 and 2004, respectively. Please reconcile these amounts to the amounts disclosed in your
1122 International Blvd., Suite 601, Burlington ON L7L 6Z8
Phone: 905-319-1237 Fax: 905-319-9408
E-mail: ejohnson@wsii.us

Securities and Exchange Commission
September 4, 2007

segment information on page F-41. For example, we note income from operations for Florida was $26.1 million, $11.6 million and $8.2 million for the years ended December 31, 2006, 2005 and 2004, respectively, and income (loss) from operations for your “all other operations” segment was ($395), ($1,082) and ($332) for the years ended December 31, 2006, 2005 and 2004 respectively.
Please also provide these explanations in your future filings.
We have recognized a provision for income taxes for the six months ended June 30, 2007 and for the years ended December 31, 2006, 2005 and 2004 primarily due to: (i) Stock-based compensation is a non-deductible item for income tax reporting in Canada. As such, this permanent item will vary with grants and related vesting schedules. Additionally, in 2004, we had certain stock-based compensation that had variable treatment. These securities vested in 2004. (ii) Our preferred stock was redeemable and was presented as a liability with the dividends reflected in interest expense. The book expense was non-deductible for U.S. tax reporting and hence a permanent item that increased as the reported value of the preferred accreted to its liquidation value. In December 2006, the preferred was redeemed and is no longer a reconciling item. (iii) Pursuant to U.S. IRC Sec. 956 we have provided for U.S. income taxes on our earnings in Canada. As our operations in Canada have improved, the taxable inclusion has increased. Additionally, since we are not a current U.S. cash basis tax payer we have been unable to recognize the benefit of any foreign tax credits. (iv) Due to losses and lack of operating history in the U.S. we have provided a valuation allowance for all of our U.S. net operating loss carry forwards. Pursuant to paragraph 21 of SFAS 109 “Accounting for Income Taxes” and paragraph 41 of SFAS 142 “Accounting for Goodwill” we have isolated the deferred tax liability related to goodwill in the calculation of the valuation allowance. Isolation of this deferred tax liability increases the net exposed deferred tax assets requiring a valuation allowance. The result is excess valuation allowance being recorded in the amount equal to the timing difference of goodwill. As we have increased our domestic goodwill, the deferred tax liability for goodwill and the need for additional valuation allowance have increased. The change in deferred tax liabilities related to the timing difference of goodwill that ultimately increased the valuation allowance approximated $3.3 million for the six months ended June 30, 2007 and $6.4 million, $5.5 million and $4.0 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Securities and Exchange Commission
September 4, 2007

The primary differences between Note 15 disclosures of pre-tax loss and operating income disclosures found in Note 18 segment information are due to the following:
•	A significant portion of our corporate over-head, which is not considered a separate segment, is domiciled in the U.S. and is deductible against taxable income from our U.S. operations.

•	Operating income from continuing operations excludes interest expense on our debt and dividends on our preferred securities. Substantially all of our interest expense and dividends on our preferred are incurred at the U.S. parent.
To further clarify for the Staff we have included a table setting forth the individual components:

	Year Ended		Year Ended		Year Ended
	December 31, 2006		December 31, 2005		December 31, 2004
Pre-tax loss from Continuing US Operations per FN 15		$(49,059)		$(53,065)		$(50,120)

add back:

Corporate loss from operations per FN18
US Corporate Office	21,760	21,760	11,792	11,792	7,691	7,691
Canadian Corporate Office	16,948		11,428		8,557

	38,708		23,220		16,248

Interest (income) expense
US Corporate Office	33,232	33,232	30,643	30,643	32,457	32,457
Canadian Corporate Office	(2,426)		(2,580)		(1,851)
Florida Operations	177	177	185	185	200	200
All U.S. Other Operations	(77)	(77)	(49)	(49)	28	28
Canada operations	(1)		(3)		9

	30,905		28,196		30,843

Cumulative mandatorily redeemable preferred stock dividends and amortization of issue costs		19,653		20,984		17,582

		$25,686		$10,490		$7,838

Income (loss) from Operations per FN 18
Florida		26,081		11,572		8,170
All Other Operations		(395)		(1,082)		(332)

		$25,686		$10,490		$7,838

Note 22, Page F-43
2.     In future filings, please revise your disclosure to clarify whether or not the guarantor subsidiaries are 100% owned as defined by Rule 3-10(h) of Regulation S-X. To the extent they are not 100% owned, tell us how your current disclosure complies with Rule 3-10 of Regulation S-X.
We confirm our guarantor subsidiaries are 100% wholly owned, and we will reflect this in future filings.

Securities and Exchange Commission
September 4, 2007

3.     Please revise your condensed consolidating financial statements in future filings to include a separate parent column pursuant to Rule 3-10(f)(4) of Regulation S-X. We note that your non-guarantor subsidiaries are not minor to your consolidated operations.
We will reflect this in future filings.
June 30, 2007 Form 10-Q
4.     We note that your loss on sale of discounted operations related to the sale of your Texas operations represented 85% of your net loss for the three months ended June 30, 2007. In consideration that it appears that the Texas operations were not a significant part of your operations, there is a concern that investors may have been surprised by the $12.2 million loss on disposition of discontinued operations related to the sale of your Texas operations. Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. Potential asset write-offs are, inherently, uncertainties over the recoverability of recorded assets and may require specific disclosure prior to the period of the impairment charge. See the guidance in Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification, as well as in SAB 5:P.4. Also, Section 216 of the Financial Reporting Codification states that “registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss”.
     There does not appear to be disclosure in prior filings, including the March 31, 2007 10-Q filed on April 26, 2007, regarding the potential sale of your Texas operations and the implications thereof. Please clarify for us why there was apparently no specific, prior disclosure regarding a material uncertainty over the recoverability of the related assets. If the Texas business was generating adverse operating results, then that would appear to be a factor requiring MD&A disclosure given the resulting uncertainty over the recoverability of underlying assets. Describe the specific factors considered by management at April 26, 2007 in assessing the likelihood of selling your Texas operations. In addition, we note your disclosure on page 9 that if your Texas operations were held and used, you would not have recognized a long-lived asset impairment in prior periods. In consideration that a third party bought your Texas operations at a presumed fair value, please explain to us your assessment that an impairment should not have been recognized.
Our Texas operations were a start-up enterprise that primarily consisted of a newly developed landfill site and a few collection vehicles. We purchased the land, built the site and began the Texas operations in 2004. Since coming fully operational, our results have continued to improve on a sequential quarterly basis. Additionally, the site was expected to generate positive cash flows in future periods. The site has a permitted footprint of 309 acres and an estimated remaining useful life of 75 years. At the time the March quarterly report was filed on April 26, 2007, there was no pending or probable transaction nor intent to enter into a transaction to dispose of the Texas operations. As such these assets were classified as held and used. Pursuant to the provisions of SFAS 144 “Accounting for Impairment or Disposal of Long-Lived Assets” we continually assess our long-lived assets for recoverability, and we noted there was no such impairment. To test for impairment we used an estimate of the related undiscounted cash flows of the landfill and collection assets, which drove waste volume to the site, over the remaining life of the site or 75 years, and on a held and used basis there was no issue with the recoverability of the assets. Please note there is no goodwill associated with the Texas segment.
We confirm that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Securities and Exchange Commission
September 4, 2007

In addition, should you have any questions regarding this letter or our responses to your comments, please contact me at (561)-237-3400 or Brian Goebel, Chief Accounting Officer, at (561)-237-3400.
Very truly yours,
/s/ Edwin D. Johnson
Edwin D. Johnson
Executive Vice President and Chief Financial Officer